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SEC FILE NUMBER
8-67773

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2016 AND ENDING 12/31/2016

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: PENSERRA SECURITIES LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4 ORINDA WAY SUITE 100-A
(No. and Street)

ORINDA	**CA**	**94612**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT:

GEORGE MADRIGAL **925-594-5001**
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Moss Adams LLP
(Name – *if individual, state last, first, middle name*)

101 Second Street	**San Francisco**	**California**	**94105**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

X Certified Public Accountant
Public Accountant
Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid UMB control number.

OM

OATH OR AFFIRMATION

I, **GEORGE MADRIGAL** , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of **PENSERRA SECURITIES LLC** , as of and for the year ending **DECEMBER 31, 2016** , are true and correct. I further swear (or affirm) that neither the Firm nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

EVGENIYA VLADIMIROVNA RUDNEVA
Commission # 2115468
Notary Public - California
Contra Costa County
My Comm. Expires Jun 14, 2019

Signature

PRESIDENT AND CEO
Title

Notary Public

This report** contains (check all applicable boxes):

X (a) Facing Page.
X (b) Statement of Financial Condition.
_ (c) Statement of Income (Loss).
_ (d) Statement of Changes in Financial Condition
_ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
(f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
_ (g) Computation of Net Capital.
_ (h) Computation for Determination of Reserve Pursuant to Rule 15c3-3.
_ (i) Information Relating to the Possession or Control Requirements Pursuant to Rule 15c3-3.
(j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements under Exhibit A of Rule 15c3-3.
(k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
X (l) An Oath or Affirmation.
_ (m) A copy of the SIPC Supplemental Report
_ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONTENTS

PAGE

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM 1

FINANCIAL STATEMENT

Statement of financial condition 3

Notes to financial statement 4-7

REPORT OF INDEPENDENT REGISTERED PUBLC ACCOUNTING FIRM

To the Board of Directors
Penserra Securities LLC

We have audited the accompanying financial statement of Penserra Securities LLC (the "Company"), which comprises the statement of financial condition as of December 31, 2016, and the related notes to the financial statement. The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Penserra Securities LLC as of December 31, 2016, in conformity with accounting principles generally accepted in the United States of America.

Moss Adams LLP

San Francisco, California
February 21, 2017

FINANCIAL STATEMENT

PENSERRA SECURITIES LLC
STATEMENT OF FINANCIAL CONDITION
December 31, 2016

ASSETS

Cash and cash equivalents	$	5,459,682
Accounts receivable		13,570
Marketable securities, at fair value		1,648,653
Receivables from broker-dealers and clearing agents		151,390
Receivables from debt underwriting		78,375
Receivables from affiliates and employees		102,056
Brokerage account deposit		250,000
Furniture and equipment, net of accumulated depreciation		81,701
Other assets		173,221
Total assets	$	7,958,648

LIABILITIES AND MEMBERS' EQUITY

Accounts payable and accrued expenses	$	1,545,655
Due to broker-dealers		159,098
Payable to clients		167,061
Distributions payable		1,392,528
Other liabilities		34,324
Total liabilities		3,298,666
Commitments (Note 5)		
Members' equity		4,659,982
Total liabilities and members' equity	$	7,958,648

See accompanying notes.

NOTE 1 – ORGANIZATION AND NATURE OF BUSINESS

Penserra Securities LLC ("the Firm") was established on February 27, 2007 as a New York Limited Liability Corporation, and is a registered broker-dealer with the Securities and Exchange Commission, and the Financial Industry Regulatory Authority (FINRA). The team at Penserra has a combination of buy-side and sell-side experience in trading, research, technology, portfolio management, and ETFs. The Firm uses that experience to provide high-touch single stock domestic trading, global equity program trading, fixed income trading, transition management, ETF specialized services, and research. The Firm was formed as a boutique brokerage firm to specifically serve large and sophisticated institutional customers. The principal office of the Firm is located at 4 Orinda Way in Orinda, California with additional locations in New York City; Chicago, Illinois; and Long Island, New York. The Firm has received minority business certification from various public and private organizations.

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES AND BASIS OF PRESENTATION

The financial statements of the Firm have been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP).

Use of estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The most significant estimates include the determination of the fair value of marketable securities. Actual results could differ from those estimates.

Cash and cash equivalents – Cash and cash equivalents include cash in bank accounts and cash equivalent investments held at certain major financial institutions with original maturities of 90 days or less. At times, cash balances may be in excess of the amounts insured by the Federal Deposit Insurance Corporation.

Furniture and equipment – Furniture and equipment are carried at cost less accumulated depreciation. Depreciation is computed on a straight line basis over the estimated useful lives of the assets. For computer equipment the estimated useful life is three years. For furniture and equipment the estimated useful life is five years. For the year ended December 31, 2016, $27,405 of acquisitions were made for technology infrastructure, the trading facility, and administrative departments.

Income taxes – As a limited liability corporation, net income of the Firm is allocated to the members for recognition of income tax liability or benefit. As such, the Firm is not subject to federal income tax. The Firm is subject to California limited liability company taxes, the California gross receipts tax, New York State LLC filing fee, and New York City gross receipts tax.

During 2016, the Firm incurred $3,488 in California, Florida, Illinois, Michigan, New York, New Jersey and local taxes. The Firm applies the topic of the Financial Accounting Standards Board Accounting Standards Codification relating to accounting for uncertain tax positions. The income taxes topic prescribes a minimum probability threshold that a tax position must meet before a financial statement benefit is recognized. The minimum threshold is defined in the topic as a tax position that is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The tax benefit to be recognized is measured as the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement.

For the December 31, 2016, financial statements, the Firm has no uncertain tax positions based on the criteria established under the income taxes topic, whereby the effect of the uncertainty would be recorded if the outcome was considered probable and was reasonably estimable.

Loan Payable - The Firm entered into a Promissory Note with First Republic Bank for a principal amount of $500,000 in July 2015. The interest rate on the Promissory Note is 4.25% per annum. The balance owed as of December 31, 2015, is $450,685. The Firm paid down the entire balance owed in September 2016. The Firm also entered into a new Line of Credit in July 2015 for a principal amount of $500,000, which is used for general business purposes. The interest rate on the Line of Credit is 4.25% per annum. The balance owed as of December 31, 2016, is $0. The Line of Credit is secured through a guarantee by Members and matures in July 2019

Distributions Payable – During the fiscal year 2016, the Firm accrued $1,392,528 to be distributed to the parent company in February 2017.

Customer concentration – During the fiscal year 2016, two customers comprised thirty-nine percent of total revenue.

Fair value – definition and hierarchy – Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

In determining fair value, the Firm uses various valuation approaches. A fair value hierarchy for inputs is used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs are to be used when available. The fair value hierarchy is categorized into three levels based on the inputs as follows:

Level 1 – Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Firm has the ability to access.

Level 2 – Valuation based on inputs, other than quoted prices included in Level 1, that are observable either directly or indirectly.

Level 3 – Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

Fair value is a market-based measure, based on assumptions of prices and inputs considered from the perspective of a market participant that are current as of the measurement date, rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Firm's own assumptions are set to reflect those that market participants would use in pricing the asset or liability at the measurement date. The availability of valuation techniques and observable inputs can vary from investment to investment and are affected by a wide variety of factors, including the type of investment, whether the investment is new and not yet established in the marketplace, the liquidity of markets, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Because of the inherent uncertainty of valuation, those estimated values may be materially higher or lower than the values that would have been used had a ready market for the investments existed. Accordingly, the degree of judgment exercised by the Firm in determining fair value is greatest for investments categorized in Level 3. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the level in the fair value hierarchy in which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement.

Valuation techniques and inputs – *Marketable Securities* - To determine the fair value of mortgage-backed securities, the Firm utilized recent market transactions for identical or similar securities to corroborate pricing service fair value measurements. Mortgage-backed assets are generally classified in Level 2 of the fair value hierarchy and are categorized in marketable securities on the Statement of Financial Condition.

Subsequent events - The Firm has evaluated all events subsequent to the statement of financial condition date of December 31, 2016, through February 21, 2017, which is the date these financial statements were available to be issued and has determined that there are no subsequent events that require disclosure or recognition in these financial statements.

NOTE 3 – FAIR VALUE MEASUREMENT

The Firm's assets and liabilities recorded at fair value have been categorized based upon a fair value hierarchy as described in the Firm's significant accounting policies in Note 2. As of December 31, 2016, the Firm held twenty nine positions in government securities with a fair value of $1,648,653, which management categorized as level 2 in the fair value hierarchy. The associated unrealized loss on the positions held by the Firm as of December 31, 2016 was $327,269.

	Level 1	Level 2	Level 3	Total
Government Agency Bonds		$ 1,621,807		$ 1,621,807
Mortgage-Backed Securities		26,846		26,846
Total	-	$ 1,648,653	-	$ 1,648,653

NOTE 4 – RECEIVABLE FROM BROKERS AND CLEARING AGENTS

The receivable from broker-dealers and clearing agents represents an unsecured commission receivable for which the Firm has executed trades during December 2016 and received in January 2017.

In the normal course of business, the Firm executes, as agent, transactions on behalf of customers through its clearing broker. If the agency transactions do not settle because of a failure to perform by the customer, the Firm may be obligated to discharge the obligation of the customer and, as a result, may incur a loss if the market value of the security fluctuates to the detriment of the Firm.

The Firm does not anticipate nonperformance by customers in the above situation. The Firm's policy is to monitor its market exposure and customer risk. In addition, the Firm has a policy of reviewing, as considered necessary, the credit standing of each customer with which it conducts business.

In certain instances, the Firm will purchase mortgage-backed securities that it will hold for up to a year. The Firm has the risk of gain or loss during this period. The position is ultimately placed with a customer.

NOTE 5 – COMMITMENTS

The Firm is obligated under operating leases for office space and certain equipment at December 31, 2016. Minimum annual lease payments under such leases are due in the following years ending December 31:

Year Ending December 31, 2016		
2017	$	270,704
2018		264,702
2019		93,253
Total future lease commitments	$	628,659

Rental expense for office space and equipment was $289,855 for the year ended December 31, 2016. The leases for office space contain some escalation provisions and renewal options.

NOTE 6 – CLEARING ORGANIZATION

The Firm clears its transactions through another broker-dealer on a fully disclosed basis. A receivable from the clearing organization is the result of the Firm's activity with this clearing organization. The Firm may also have a payable to the clearing organization related to these transactions, which is collateralized by securities owned by the Firm.

The Firm's clearing organization requires the Firm to maintain a cash deposit of $250,000 with the organization. The amount is classified as brokerage account deposit on the balance sheet as of December 31, 2016.

NOTE 7 – REGULATORY REQUIREMENTS

Under the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Firm is required to maintain a minimum net capital, equivalent to the greater of $100,000 or 1/15th of aggregate indebtedness, as those terms are defined by the rules of the Securities Exchange Commission (the SEC). Net capital, as defined in the regulation, at December 31, 2016, was $4,252,864, which exceeded minimum net capital requirements by $4,032,953. The ratio of aggregate indebtedness to net capital was approximately .78 to 1.

In management's opinion, the Firm is exempt from the provisions of the SEC's customer protection Rule 240 15c3-3 for the year ended December 31, 2016, because it does not hold customer funds or securities.

NOTE 8 – MEMBERS' EQUITY

The Members' ownership interests are based on capital contributions made to the Firm in accordance with the Limited Liability Company Agreement (the "Operating Agreement"). A revised Operating Agreement became effective June 30, 2014. Under the revised Operating Agreement, there are currently two forms of equity ownership, Class A Units and Preferred Payment Units. Class A Unit holders mean all rights of a Member in the Firm. Under the Operating Agreement, distributions shall be made first to Preferred Payment Unit holders. Preferred Payment Unit holders shall receive monthly payments on the balance reflected in the Preferred Payment Unit holder's account. Preferred Payment Units holders receive a rate equal to an annual yield equal to the greater of 5% or the U.S. 10 Year Treasury Note rate plus 300 basis points (as measured at the end of each calendar quarter). The full description of respective rights, preferences, and privileges of the Firm's ownership are defined in the Firm's Operating Agreement and the Purchase Agreements. In accordance with the Operating Agreement, any income, gains, or losses shall be allocated among the Class A Unit holders based upon their ownership percentages. In addition, distributions to the Class A Unit holders are based on the availability of net cash flows.

On April 28, 2016, Preferred Payment units totaling $350,000 were redeemed. Preferred members have no voting rights on any matters pertaining to the Firm. For the year ended December 31, 2016, the Firm made Preferred Unit Payments of $79,301.

During the year ended December 31, 2016, there was $534,943 of distributions paid to Class A Unit Members. As of December 31, 2016 there is a $1,392,528 distribution approved but not yet paid to Class A Unit Members.